UBS AG

Bahnhofstrasse 45, 8001

Zurich, Switzerland

and

Aeschenvorstadt 1, 4051

Basel, Switzerland

April 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	UBS AG – Delaying Amendment to Registration Statement on Form F-3 (File No. 333-278934)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form F-3 (File No. 333-278934) filed by UBS AG on April 25, 2024:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any comments or questions in connection with this delaying amendment, please contact Catherine M. Clarkin of Sullivan & Cromwell LLP at 212-558-4000.

Sincerely,

UBS AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Patrick T. Shilling
Name:	Patrick T. Shilling
Title:	Managing Director

cc:	Catherine M. Clarkin, Sullivan & Cromwell LLP